RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS OF MEEHAN MUTUAL FUNDS, INC. ON NOVEMBER 29, 2010:

VOTED:  That the renewal of the fidelity bond described at this meeting be, and it hereby is, approved; and it was

FURTHER VOTED:  That upon consideration of the material factors, including those factors specified by the applicable regulations, the proposed premium for said fidelity bond be, and it hereby is, approved; and it was

FURTHER VOTED:  That, within 10 days of receipt of the new fidelity bond, the officers of Meehan Mutual Funds, Inc. (the “Fund”) shall file said bond with the Securities and Exchange Commission, together with such information as is required by Rule 17g-1 under the Investment Company Act of 1940, as amended; and it was

FURTHER VOTED:  That the officers of the Fund be, and they hereby are, authorized to take such actions as are necessary to properly complete said filing.